Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Robert and Mary Ann Davis Family Trust
(Last)       (First)       (Middle)

in care of Manfred Sternberg 701 North Post Oak Road, Suite 630
(Street)

Houston, TX 77024
(City)       (State)       (Zip)
2. Date of Event Requiring Statement (Month/Day/Year) 12/11/2002	4. Issuer Name and Ticker or Trading Symbol Crescent Communications, Inc. (CCES)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
common stock par value $.001 per share	-0-	SELECT
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series A Preferred Stock	&. 1	&nba	common stock	1,792,307	none	I	Madred Partners Ltd.
Explanation of Responses:

(1) This filing is being done at this time to meet the filing timeliness requirements of Form 3. The trust received this beneficial ownership in connection with the transfer to the trust of a fractional limited partner interest in Madred Partners Ltd. The amount of common stock shown here is based on the trading market closing value of Crescent Communications, Inc. common stock on the day that the transferor agreed to make the transfer (the "Trading Market Closing Price"). The transfer to the trust is a stated dollar value of limited partnership interest, rather than a percentage ownership in Madred Partners. Ltd. An appraisal will be done to establish the value of the transferred interest in Madred Partners Ltd. The trust anticipates that the appraisal will show a value per share of the underlying common stock that is less than the "Trading Market Closing Price" used in this filing because the securities of Crescent Communications, Inc. owned by Madred Partners Ltd. are restricted securities. Therefore, it is likely that an amendment will be filed to this Form 3 when the appraisal is completed, which may show a higher number of shares of common stock beneficially owned by the trust.

**	Intentional misstatements || omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Manfred Sternberg **Signature of Reporting Person Manfred Sternberg, Trustee	12/13/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.